Filed Pursuant to Rule 433
Registration No.: 333-134553

10YR NC 1YR Lehman Callable

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (Moody’s: A2/ S&P: A/Fitch: A+) (1)
Principal Amount:	USD 65,000,000
CUSIP:	5252M0HA8
Trade Date:	September 9, 2008
Issue Date:	September 24, 2008
Maturity Date:	September 24, 2018, subject to the Issuer’s Call Option
Issue Price:	78.00%
Redemption Price	100.0%
Coupon:	5.500%
Interest Payment Dates:	Semi-annually on the 24th of March and September, commencing March 24, 2009 and ending on the Maturity Date, subject to the Issuer’s Call Option
Issuer’s Call Option:

The Issuer has the right on the 24th of each March and September, commencing September 24, 2009, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the notes by the Issuer.

Underwriter	Lehman Brothers Inc.
Daycount Convention	30/360, Unadjusted

(1) Lehman Brothers Holdings Inc. is rated A2 by Moody’s, A by Standard & Poor’s and A+ by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Business Days	New York
Business Day Convention:	Following
Denomination:	USD 1,000/1,000
Fees:	Price to Public (1)	Fees(2)	Proceeds to the Issuer
Per note	$780	$12.00	$768
Total	$50,700,000	$780,000	$49,920,000

(1)      The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)      Lehman Brothers Inc. will receive commissions equal to $12.00 per $1000 principal amount, or 1.20%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks.  See “Risk Factors” in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Because the issue price of the notes is less than the stated redemption price at maturity by more than a statutorily defined “de minimis” amount, the notes will be treated as issued with original issue discount (“OID”). For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences—Debt Securities—Original Issue Discount” in the Prospectus dated May 30, 2006.